October 18, 2011

Deborah D. Skeens

Senior Counsel - Office of Insurance Products

Division of Insurance Management

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:          Hartford Life Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-176151 & 811-04972

Hartford Life and Annuity Insurance Company Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-176153 & 811-09295

Dear Ms. Skeens:

Presented below and attached hereto please find specific responses to each of your comments and questions on October 7, 2011:

1.             General

a.     COMMENT:  Please note that each filing has material information, including the names of the portfolio companies and their related fees and charges, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  Agreed.

b.     COMMENT:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE:  Agreed.

c.     COMMENT:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE:  Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the company’s guarantees.  The applicable insurer will be primarily responsible for paying out on any guarantees associated with the contracts in question.

d.     COMMENT:  Please confirm that all capitalized terms that are defined in the included Glossary or elsewhere in the prospectus are used consistently, It appears that some terms (for example, “Rider Maturity Date” in the Optional Accumulation Benefit section, p. 52 as well as in the Safety Plus Examples at Appendix A; and “Investment Professional,” at pp. 15, 16, 23, 25, 30, 40 and 61) are sometimes capitalized, and sometimes not. In addition, the term “Credited Interest Rate” appears to be used interchangeably with the term “credited rates” in the Personal Pension Account section at page 48 of the prospectus.

RESPONSE: Agreed.

e.     COMMENT:  Please note that Appendix D, which is described in the table of contents as “Optional Rider Investment Restrictions,” actually relates to a Contract Exchange Program that is not otherwise discussed in the prospectus (except as a program that may be offered by us from time to time,” at page 17). See also the references to Appendix D in the discussions of the Maximum Anniversary Value V rider (p. 34) and the Future5 and Future6 riders (p. 45). Please clarify this apparent inconsistency.

RESPONSE:  Registrant respectfully submits that this was an error and has updated Appendix D to include the Optional Rider Investment Restrictions, which will be filed by pre-effective amendment.

f.      COMMENT:  Class B contracts impose a 0.50% premium based charge that appears to extend into perpetuity. Please explain supplementally how such a charge structure is consistent with the provisions of rule 6c-8 under the Investment Company Act of 1940.

RESPONSE: The Premium Based Charge (PBC) does not implicate the redeemability requirements of the 1940 Act and, therefore, does not necessitate reliance on Rule 6c-8.

The PBC is deducted annually each Contract Anniversary.  If a Contract owner surrenders, annuitizes, or dies(1) before a Contract Anniversary, the Company will pro rate the PBC so that the surrendering Contract owner will only pay a PBC for that portion of the year during which the Contract was in force rather than the full amount of the PBC.  As a result, the PBC will not act as a restraint or impediment on redemption and Registrant need not rely on Rule 6c-8 to assess the PBC at the time of surrender.  In this respect, the PBC is analogous to other types of annual Contract charges (e.g., rider charges) that the Commission and its staff routinely permit variable annuity issuers to deduct on a pro-rata basis at the time of surrender without need for relief from the 1940 Act’s redeemability requirements.

Assuming Registrant were required to rely on 6c-8 to deduct the PBC, which it is not, the deduction of a pro-rata PBC at the time of surrender would comply with the 9% limit prescribed in Rule 6c-8(b)(1).  This result follows from the fact that the maximum PBC (0.50% of the Remaining Gross Premium) plus the maximum CDSC (8.5% of premiums) could never exceed 9% of premiums.  This result also follows from the fact that Rule 6c-8 does not require the amount of any PBC deducted periodically on

(1)   For convenience, we use the term “surrender” to refer to all of these events where the context requires.

Contract Anniversaries to be counted towards the 9% limit.  Specifically, Rule 6c-8 provides that:

[t]he amount of any such sales load imposed, when added to any sales load previously paid shall not exceed nine percent of purchase payments made to date for such contract. . . .

Rule 6c-8(b)(1) (emphasis added).  The words “such sales load imposed” clearly refer to the “deferred sales load” that is mentioned a few words previously in the Rule, which, in turn is defined to mean only such sales loads that are “deducted upon redemption or annuitization.”  Rule 6c-8(a).  In addition, the words “sales load previously paid” clearly refer only to a front-end sales load as defined in Section 2(a)(35) or a back-end load as provided for by the Rule, but not to any charge (such as a PBC) that is not deducted either on a front-end or a back-end basis.(2)  Accordingly, the Rule would not require any PBC deducted on a Contract Anniversary to be counted towards the 9% limit.

In addition, Registrant respectfully submits that interpreting Rule 6c-8 to impose a 9% cap on any PBC deducted on a Contract Anniversary would frustrate the intent of Congress in imposing an aggregate reasonableness test for variable annuity charges when it enacted the National Securities Markets Improvements Act of 1996 (“NSMIA”).  As you know, NSMIA rendered most of Sections 26 and 27 of the 1940 Act, including the provisions imposing the 9% sales load limit and other charge limitations, inapplicable to the Contracts.  The 9% sales load limit contained in Rule 6c-8, of course, was derived from the 9% limit in Section 27(a)(1) of the 1940 Act.(3) Accordingly, Registrant respectfully submits that requiring the PBC to be included in Rule 6c-8(b)(1)’s 9% test effectively would set a limit on those charges in contravention of NSMIA’s objective of subjecting such charges to the aggregate reasonableness standard in Section 26(f) of the 1940 Act.

Even under the view that Rule 6c-8 has a remaining purpose post-NSMIA of defining the amount of sales loads charges that can be deducted upon redemption or annuitization without being deemed to be an impermissible impediment on redeemability, Registrant respectfully submits that the amount of any PBC deducted on a Contract Anniversary is not relevant for that purpose any more than the amount of the Contracts’ mortality and expense risk charge or other periodic charges would be relevant for that purpose, since none of these charges impose an impediment on redeemability.  Accordingly, there is no reasonable basis to depart from NSMIA’s

(2)   This conclusion is evident not only from the context in the Rule where these words are used, but also from the Rule’s administrative history.  Rule 6c-8 codified the standards that the Commission developed in granting exemptive relief upon application to variable annuity issuers to permit the deduction of so-called “contingent deferred sales loads.”  In proposing Rule 6c-8, the Commission explained that the relief was:

necessary because the literal language of [Section 2(a)(35) and certain other provisions of the 1940 Act] contemplates that any sales load imposed on a security of a registered investment company be a front-end sales load, and the deduction of a sales load upon redemption or annuitization is inconsistent with these provisions.

Investment Company Act Release No. 13048 (Feb. 28, 1983) [hereinafter Proposing Release] at text following n.8. Accordingly, the effect of Rule 6c-8’s exemption from Section 2(a)(35) is to bring a back-end load that complies with the Rule within the definition of “sales load.”  A PBC deducted on a Contract Anniversary would, by implication, remain outside the scope of the term “sales load” as used in the Rule.

(3)  See Proposing Release at n. 14 and accompanying text.

overall purpose by interpreting Rule 6c-8 in a way that singles out the PBC for special rate regulation.

Furthermore, it bears noting that post-NSMIA, the Commission and its staff have permitted variable annuity issuers to go well beyond the 9% limit of Rule 6c-8 in granting exemptive relief from the redeemability provisions of the 1940 Act.  For example, in the bonus recapture area, it appears that the staff has generally hued to the following limits on the combined deferred sales load and bonus recapture that may be deducted upon surrender, annuitization, or death: 13.5% in the first contract year, 12.5% in the second contract year, 10.9% in the third contract year, and 10% in the fourth contract year.  To our knowledge, in none of these cases were periodic charges under contracts counted towards these limits, ostensibly because such charges (like the PBC) do not give rise to concerns regarding redeemability.

g.     COMMENT:  The registration statements refer to Premium Based Charges that are imposed by the underlying funds. (See, e.g., pp. 5, 8, 22.) Please disclose supplementally which funds impose this so-called Premium Based Charge.

RESPONSE: Registrant has updated the disclosure to clarify that Premium Based Charges are not imposed by underlying funds.

2.             Table of Contents

COMMENT:  For clarity, please consider identifying the specific Optional Accumulation Benefit referred to in the Table of Contents (i.e., Safety Plus).

RESPONSE:   Agreed.

3.             Introduction — Choose a Contract Class (p. 3)

COMMENT:  The Mortality & Expense Risk and Administrative Charges for class A and B contracts described in the Introduction are not consistent with the fees disclosed in the fee table. Please revise the prospectus accordingly.

RESPONSE:  Registrant has corrected the inconsistencies.

4.             Fee Table — Contract Owner Transaction Expenses (p. 4)

a.     COMMENT:  This table is confusing because it combines disclosure for both front end sales charges (FESCs) and contingent deferred sales charges (CDSCs) under the heading “Surrender Charges.” Since only the CDSC is a surrender charge, please disclose the FESC in a separate table. Also, please clarify in the fee table that the CDSC is the “Surrender Charge” referred to in the heading.

RESPONSE:  Registrant has separated the tables and has clarified the headings.

b.     COMMENT:  If the range of payments shown in the FESC fee table represent Eligible Investments, please include an explanation of that term in a footnote to the fee table, along with a cross-reference to the breakpoints discussion in the Sales Charges section.

RESPONSE: Agreed.

c.     COMMENT:  The prospectus (at footnote 2 to the fee table) states that the CDSC is a percentage of Deposits. However, the method for calculating the CDSC which is discussed at page 21 appears to indicate that the CDSC actually is a percentage of Remaining Gross Premiums. Please clarify this apparent inconsistency.

RESPONSE: Agreed. The footnote has been updated to clarify.

d.     COMMENT:  In the CDSC table, please replace the phrase “Year 1” with “Contract Year 1.” In addition, please add a “+” after Contract Year 8.

RESPONSE:  Agreed.

e.     COMMENT:  Please include examples to illustrate how the CDSC and Premium Based Charges are expected to work together in the case of B shares and, if added to the Appendix, please include a cross-reference to such disclosure.

RESPONSE: Agreed.

5.             Contract Owner Periodic Expenses (pp. 4-5)

a.     COMMENT:  Furure6 DB rider: Please include the fee for the Future6 DB rider. In addition, please confirm that the expense example includes the maximum contract charges, including, if applicable, the Future6 DB rider charge.

RESPONSE:  Registrant has included the fee for the Future6 DB rider.  We confirm that the example table includes the maximum contract charges (The maximum contract charges for MAV V and Future5 equal 4.00% and Future6 and Future6DB also equal 4.00%)

b.     COMMENT:  Footnote 4 to the fee table states that the Premium Based Charge “is based on a percentage of Remaining Gross Premium” without discussing what the “Remaining Gross Premium” is or how it is calculated. It is also unclear from this description whether the Premium Based Charge is based on a percentage of Remaining Gross Premium (as stated here) or in fact is a percentage of Remaining Gross Premium. Please provide a brief plain English discussion of the Remaining Gross Premium that clarifies these points. In addition, please provide a cross-reference to the discussion of Premium Based Charges in section 4.b. of the prospectus.

RESPONSE: Agreed.

c.     COMMENT:  Footnote 5 to the fee table states that “You may only elect one optional Death Benefit. You may not concurrently elect the Safety Plus, Future5 or Future6.” This statement is potentially confusing, since it could mean that an investor may not elect the Safety Plus rider if either Future5 or Future6 have already been selected. However, it could also mean that an investor may not elect any of these three riders with a Death Benefit.  Please review and revise this statement for clarity.

RESPONSE: Agreed.

d.     COMMENT:  Future6 DB rider: Footnote 7 states that the “[r]ider charge is based on the Death Benefit, not including the Personal Pension Account Death Benefit.” However, the third prong of the Future6 DB rider (the Standard Death Benefit)

reflects the Personal Pension Account Death Benefit. Please clarify how this fee will actually be assessed.

RESPONSE: Agreed. Registrant clarified the language to describe how the fee is assessed.

e.     COMMENT:  Please include examples to illustrate how the CDSC and Premium Based Charges are expected to work together in the case of B shares and, if added to the Appendix, please include a cross-reference to such disclosure.

RESPONSE: Agreed.

6.             Fund Table Total Annual Fund Operating Expenses (p. 5)

a.     COMMENT:  With regard to the Total Annual Fund Operating Expenses, please confirm that the registrant will show gross fees. If the registrant wishes to show fees net of contractual waivers extending out at least one year, the registrant may add a second line doing so.

RESPONSE:  Agreed. Only contractual fee waivers extending over a year have been included in a column to the table.

b.     COMMENT:  Please note that if you reflect additional tables showing annual operating expenses separately for each portfolio company, the additional tables should be prepared in the format, and in accordance with the instructions, prescribed in item 3 of Form N-1 A, including the instructions relating to the term of any contractual fee waivers. See item 3(a), instr. 20 of Form N-4.

RESPONSE: Agreed.

7.             Fixed Accumulation Feature (p. 9)

a.     COMMENT:  In the fourth paragraph of this section, please remove the term “rider” from the phrase “separate rider fee.”

RESPONSE:  Agreed.

b.     COMMENT:  The single-sentence fifth paragraph appears to be redundant. Please review and revise as necessary.

RESPONSE:  The sentence has been removed.

8.             Personal Pension Account Transfer Programs (pp, 12-13)

COMMENT:  In the last bullet point on page 13, the term “Dollar Cost Averaging program” should be plural.

RESPONSE:  Agreed.

9.             Dollar Cost Averaging Programs (pp. 14-15)

a.     COMMENT:  In the second full paragraph (beginning “DCA Plus”), please revise the term “DCA A Plus” To read “DCA Plus.”

RESPONSE:  Agreed.

b.     COMMENT:  For clarity, please bold or underline the headings under which each program is described (i.e., “DCA Plus,” “Fixed Amount DCA,” and “Earnings/Interest DCA”).

RESPONSE:  Agreed.

c.     COMMENT:  In the third bullet point on page 16, please revise the sentence beginning “The interest credited used under the DCA Plus Program” for clarity.

RESPONSE:  Agreed.

10.          Premium Based Charge (p. 20)

a.     COMMENT:  The fourth sentence of the first paragraph refers to a “Distribution Charge.” If this sentence is intended to refer to the Premium Based Charge, please revise it accordingly.

RESPONSE: Agreed.

b.     COMMENT:  Please specify the relevant date for determining the amount of the Remaining Gross Premium used for calculating the Premium Based Charge.

RESPONSE: Agreed.

c.     COMMENT:  In the first paragraph, the prospectus states that the Premium Based Charge will apply to any partial Surrender in excess of the AWA. However, item 5 in the list following this paragraph refers only to a “partial Surrender.” Please clarify whether item 5 refers to a partial Surrender in excess of the AWA.

RESPONSE:  Item 5 is updated to reflect “in excess of the AWA.”

11.          Front End Sales Charge (p. 20)

a.     COMMENT:  Please provide a brief explanation of the term “breakpoint,” and include a cross-reference to the fee table for the range of Eligible Investments used to calculate the FESC.

RESPONSE: Agreed.

b.     COMMENT:  In the paragraph discussing the Right of Accumulation program, please explain the time frame used for calculating the amount of Eligible Investments used to determine the FESC.

RESPONSE: Registrant has removed the Right of Accumulation program discussion, including the Vermont state variation, as we will no longer offer such program.

c.     COMMENT:  To the extent applicable, please clarify that Eligible Investments include the investments of immediate family members.

RESPONSE: Please see response 11(b), above.

12.          Contingent Deferred Sales Charges (p. 21)

a.     COMMENT:  Please clarify when the “applicable CDSC time period” referred to in Step I begins to run with respect to each Deposit (i. e., does it begin on the date that the Deposit is received by the company?)

RESPONSE: Agreed. Registrant has added language to clarify.

b.     COMMENT:  In Step 4, the prospectus states that “We will then multiply Remaining Gross Premiums (investments which have not been subject to a CDSC) by a factor:” Please explain supplementally why amounts which have not been subject to a CDSC would be used to calculate CDSC.  Also, please revise CDSC Example 6 (at Appendix A-8) to conform to this Step, as Step 4 of that Example currently refers to Deposits, rather than to Remaining Gross Premiums.

RESPONSE: Agreed. Registrant has updated the disclosure to clarify that when multiplying Remaining Gross Premiums, we use investments which have not been previously used to asses a CDSC. We will not assess a CDSC more than once against the same Remaining Gross Premium.

Since CDSC Example 6 applies to commutation of the Personal Pension Account, Remaining Gross Premium is not accurate as it only refers to Premium Payments. Therefore, Registrant has updated the language in Step 4 and in Example 6 to Personal Pension Account Contributions.

13.          Surrenders (p. 23)

a.     COMMENT:  In the second bullet point on page 23, the prospectus states that the “minimum amount rule for Class A and I share Contracts is $500 and is $2,000 for Class B, C and I Shares [sic],” Please clarify what the minimum amount rule is for Class I share Contracts (that is, $500 or $2,000?) and for Class L Contracts. Also, the term “Shares” should not be capitalized as it is not a defined term

RESPONSE:  Agreed, Registrant has clarified the language.

COMMENT:  In the second bullet point, the term “Minimum Amount Rule” should not be capitalized as it is not a defined term.

RESPONSE:  Agreed.

b.     COMMENT:  Also in the second bullet point, please bold the sentence beginning, “If you fail to comply with the minimum amount rule.”

RESPONSE:  Agreed.

c.     COMMENT:  Please clarify that failure to comply with the minimum amount rule will not cause your contract to terminate if you have elected either the Future5 or Future6 rider.

RESPONSE: Agreed.

d.     COMMENT:  In the section “What is Commuted Value?”, in the last sentence of the third paragraph, please insert the phrase “if applicable” after “The higher the discount rate and CDSC.”

RESPONSE:  Agreed.

e.     COMMENT:  How do you request a Surrender? (p. 24): With respect to the first bullet on page 24, please clarify which option is the default option.

RESPONSE: Agreed.

14.          Annuity Payouts (pp. 25-26)

COMMENT:  Option Two — Life Annuity with a Cash Refund: In the second paragraph, the third sentence states that “Contract Value may not be reallocated into the Personal Pension Account.” This appears to conflict with the fifth sentence in the same paragraph, which states that “Unless otherwise provided below, Contract Value may not be reallocated into the Personal Pension Account” (Italics supplied.) Please review and resolve this apparent inconsistency. Also, if the second sentence is the correct one, please specify the section to which the phrase “Unless otherwise provided below” refers.

RESPONSE: Agreed, the “unless otherwise provided below” refers to the ability to reinvest in PPA by the Contingent Annuitant or upon Spousal Contract Continuation by the surviving spouse.

15.          Maximum Anniversary Value V (pp. 32-33)

a.     COMMENT:  How is the charge for this rider calculated?: Please disclose whether the fee can be increased, as was done with the Return of Premium V disclosure on page 30.

RESPONSE: Agreed.

b.     COMMENT:  Is this rider designed to pay you Death Benefits?: The line beginning “B = “should end with “or,” rather than with “and.”

RESPONSE:  Agreed.

16.          Future6 DB (pp. 35-38)

a.     COMMENT:  General: Throughout the prospectus it is unclear whether the third prong of the Future 6 DB should read “Standard Death Benefit” or “Contract value less any applicable Premium Based Charges”. If the former, please confirm that you intend this prong to include the Personal Pension Account Benefit Balance only with respect to the third prong. If the latter, please explain supplementally how the third prong is not already reflected in the second prong. In either case, please revise the prospectus for clarity.

RESPONSE: The third prong of the Future6 DB has been removed as the component “Contract value less any applicable Premium Based Charges” is already reflected in the second prong.

b.     COMMENT:  Objective (p. 35): The first bullet point in the second paragraph in this section explains that this rider is “an alternative to the Return of Premium V Death

Benefit....” because of the Lifetime Benefit Payments taken under Future6. Please clarify why this makes the Future6 DB rider, an alternative to the Return of Premium V Death Benefit.

RESPONSE: Agreed. Registrant has revised the language for clarity.

c.               COMMENT:  Objective (p. 35): Please add an additional bullet disclosing that the Enhanced Return of Premium is reduced to zero if your Contract Value falls below the amount permitted by the minimum amount rule.

RESPONSE: Agreed.

d.               COMMENT:  How is the charge for this rider calculated? (p. 36): The fourth sentence of this section states that the charge will not be applied to the Personal Pension Account Benefit Base. Please clarify how this operates in practice as the Standard Death Benefit reflects the Personal Pension Account Benefit Base. In addition, please clarify, if the third prong of the death benefit reflects the Standard Death Benefit, would the contract owner also separately receive the death benefit associated with the Personal Pension Account?

RESPONSE: Registrant has clarified and removed the third prong from the Future6 DB components. The rider charge is calculated based on the Enhanced Return of Premium or the Return of Premium V values, not the Standard Death Benefit or amounts reflected in the Personal Pension Account Benefit Base.

e.               COMMENT:  Can you terminate this rider? (p. 36): Please bold the sentence beginning “However, if your Future6 rider is terminated....” Also, please provide a cross-reference to “Other Information” for other conditions which may result in termination of the rider.

RESPONSE:  Agreed.

f.                 COMMENT:  Death Benefit Step-Up (p. 36): The first sentence in this section appears to include a repetitive reference to “Enhanced Return of Premium.” Please review and revise as necessary.

RESPONSE: Agreed.

g.              COMMENT:  Enhanced Return of Premium Component of Future6 DB (p. 36): Please explain briefly how the “Enhanced Return of Premium component” is calculated. In addition, with respect to the last sentence in the first paragraph, please explain supplementally why partial Surrenders that do not exceed Threshold Payments would reduce the Enhanced Return of Premium component.

RESPONSE: Registrant has added language to briefly explain how the Enhanced Return of Premium component is calculated.  With respect to the latter comment, Threshold Payments are partial Surrenders that are taken prior to the Lifetime Income Eligibility Date and are not lifetime guaranteed income payments. Threshold Payments within the permissible amount reduce the Future6 DB as well as the Future6 rider on a dollar-for-dollar basis. Threshold Payments above the permissible amount reduce the Future6 DB and Future6 rider on a proportionate basis.

h.              COMMENT:  Please also revise the Glossary definition of ‘Enhanced Return of Premium” (at p. 37) to conform to the description of this term in the Future6 DB rider section. For example, according to this section, Enhanced Return of Premium is one of the three components used to determine the Death Benefit, not one of three components of the Death Benefit, as stated in the Glossary.

RESPONSE: Agreed.

i.                  COMMENT:  Enhanced Return of Premium Component of Future6 DB (p. 37): Please revise the last paragraph of this section, and the two bullet points following that paragraph, for clarity. Specifically, the two bullet points, together with the last sentence preceding the two bullet points, appear to confuse certain optional actions which can be taken by a contract owner with the consequences of those actions. Please reorganize this disclosure to more clearly separate the described actions from their consequences.

RESPONSE: Agreed.

j.            COMMENT:  What happens if you change ownership? (p. 37): Please revise this disclosure to conform to the corresponding section in the Future6 rider section (at p. 44). Specifically, please explain the effect of a Covered Life change, as described in the last paragraph of the Future6 “What happens if you change ownership?” section, on the Future6 DB.

RESPONSE: Registrant respectfully submits that there is not a Covered Life for the Future6 DB rider as there is in Future6. Therefore, we maintained the general disclosure regarding any Ownership Change and the effect on the terms of the rider.

k.         COMMENT:  The prospectus states that “[t]he Death Benefit will be recalculated based on the lesser of the Contract Value or the Death Benefit on the effective date of the ownership change.” Since the Death Benefit is the greater of three components (including Contract Value), the lesser of Contract Value or Death Benefit should always be “Contract Value”. As such, please revise the prospectus accordingly.

RESPONSE: Agreed.

l.                  COMMENT:  Are there restrictions on how much you must invest? (p. 38): For clarity, please revise the answer to state “Yes” and that you must abide by the Future6 investment restrictions,

RESPONSE: Agreed.

m.            COMMENT:  Other information (p. 38): After the first sentence in the third bullet point, beginning “If your Contract Value is reduced below the minimum amount rule...”, please include a cross-reference to the discussion of “minimum amount rule” in section 4.c., Surrenders.

RESPONSE:  Agreed.

17.                               How is the Death Benefit paid? (p. 39)

COMMENT:  At the end of the fifth paragraph, please remove the cross-reference to “Section 8” and provide a cross-reference to Section 9(C)(2)(f), “Federal Tax Considerations.”

RESPONSE:  Agreed.

18.                               Optional Withdrawal Benefits Future5 and Future6 (pp. 40-47)

a.               COMMENT:  Does buying the riders forfeit your ability to buy other riders? (p. 40): Please include a cross-reference to the description of Personal Pension Account Transfer Programs in Section 4.a. of the prospectus.

RESPONSE:  Agreed.

b.              Payment Base (p. 41):

i.                  COMMENT:  Please include a brief explanation of the term “Deferral Bonus” in this section.

RESPONSE: Agreed.

ii.               COMMENT:  Please note that if the registrant intends to implement an Annual Payment Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit.

RESPONSE: Agreed.

iii.            COMMENT:  Please delete the last sentence in the second paragraph (beginning “On each Contract Anniversary....”) as it appears to repeat information included in the paragraph immediately following it.

RESPONSE:  Agreed.

iv.           COMMENT:  In the last paragraph of this section, the last sentence refers the reader to the section entitled “How is the charge for the rider calculated?” for more information regarding “possible termination of Market Increases, Deferral Bonuses and Withdrawal Percent [sic] increases associated with declining rider charge increases.” However, the cross-referenced section does not discuss termination of Withdrawal Percentage increases. Please review these sections for conformity.

RESPONSE:  Agreed.

c.               COMMENT:  Deferral Bonus Base (p. 42): The last sentence in the first paragraph of this section states that the Deferral Bonus Period will cease upon the earlier of (a) the tenth Contract Anniversary, (b) when you take any partial Surrender, or (c) if a transfer is made to the Personal Pension Account that is in excess of the Future5 and Future6 Transfer Limit. Under the definition of Surrender, a Surrender includes any transfer to the Personal Pension Account, which would mean that any transfer to the Personal Pension Account would cause the Deferral Bonus to cease. This is inconsistent with prong (c), which permits some transfers to the Personal Pension Account. Please advise or revise. In addition, please bold this sentence.

RESPONSE: Registrant has revised the definition of Transfer Limit to clarify that although transfers to the Personal Pension Account are considered partial Surrenders; transfers up to the Transfer Limit are permissible and will not terminate the Deferral Bonus Period.

COMMENT:  Is either rider designed to pay you withdrawal benefits for your lifetime? (p. 42): In the paragraph beginning “The applicable Withdrawal Percentages are as follows,” please provide the applicable Withdrawal Percentages for both the Single and Joint/Spousal options of these riders.

RESPONSE: Registrant has corrected the language as the Withdrawal Percentages do not vary by Single or Joint/Spousal options.

d.              What effect do partial or full Surrenders have on your benefits under the riders? (p. 43):

i.                  COMMENT:  Please revise the second paragraph of this section and the bullet points following that paragraph for clarity. Specifically, the bullet points, together with the last sentence preceding the two bullet points, appear to confuse certain optional actions which can be taken by a contract owner with the consequences of those actions. Please reorganize this disclosure to more clearly separate the described actions from their consequences.

RESPONSE: Agreed.

ii.               COMMENT:  Please clarify the applicability of the first bullet point to the Future6 rider as the money market sub-account is not an approved sub-account or program for the Future6 rider.

RESPONSE: Registrant will add wording to the appendix to clarify that if both (a) Contract Value falls below the applicable Minimum Amount Rule and (b) we exercise the previously granted authority to reallocate such Contract Value into the money market Sub-Account because the Contract Owner has chosen not to transfer such Contract Value into a then approved asset allocation model, then, and only then, will the money market Sub-Account be deemed to be an approved Sub-Account.

e.               COMMENT:  What happens if you change ownership? (p. 43): Please confirm supplementally that the provisions in this section are consistent with those in the corresponding section relating to the Future6 DB.

RESPONSE: Registrant confirms that to the extent applicable, the provisions regarding ownership change are consistent between Future6 and Future6 DB. In this regard, any ownership change within 6 months from the issue date of any rider provided the new owner or Covered Life is less than the maximum issue age, will not reset rider benefits. However, Future6 and Future6 DB are different in that the Death Benefit does not have a Covered Life that determines rider values.

Both riders will reset the benefit will after six months from the rider issue date for any ownership change. Similarly, both rides will terminate if the new owner or Covered Life exceeds the maximum age limitation.

COMMENT:  Other information (p. 46): In the first sentence, please change the term “rider” to “riders,” as it relates to both the Future5 and Future6 riders.

RESPONSE:  Agreed.

19.                               Personal Pension Account (p. 50)

COMMENT:  What effect do partial or full Surrenders have on your benefits under the rider?: On page 49, the prospectus states that commuting your Annuity Payout Value may subject it to a CDSC, if applicable, and cross-references this section. (See “Is the rider designed to pay you withdrawals for your lifetime?”, second paragraph, sixth sentence.) However, the section on page 50 does not address this topic. If a commutation of Annuity Payout Value may be subject to a CDSC, please discuss it in this section, and include a cross-reference to CDSC Example 6 in Appendix A-7. If commuted Annuity Payout Value is not subject to a CDSC, please omit the reference on page 49.

RESPONSE: Agreed.

20.                               Optional Accumulation Benefit/Safety Plus (pp. 52-56)

a.               COMMENT:  Objective (p. 52): The prospectus states that the rider and contract terminate if Contract Value on a Contract Anniversary is reduced below the minimum amount rule. Contract owners purchase the rider, in part to protect against market losses. As such, please disclose prominently that the rider may terminate due to adverse (or catastrophic) market conditions which cause a reduction in Contract Value below the minimum amount rule.

RESPONSE: Agreed.

b.              COMMENT:  How does the rider help achieve this goal? (p. 52): The last paragraph in this section appears to be a run-on sentence. Please revise it for clarity.

RESPONSE:  Agreed.

c.               COMMENT:  Are there restrictions on how you must invest? (p. 55): In the fifth paragraph, second sentence, please delete the word “either.”

RESPONSE:  Agreed.

d.              COMMENT:  Other information (p. 55): Please bold the third bullet point in this section.

RESPONSE:  Agreed.

21.                               Glossary (p. 59)

COMMENT:  Please put the term “Remaining Gross Premium” in alphabetical order.

RESPONSE: Agreed.

22.                               State Variations - Minnesota (p. 60)

COMMENT:  Class B contracts offered in Minnesota appear to have a longer CDSC period than that described in the introduction and fee table. As the fee table should reflect the maximum expenses, please revise the fee table and introduction to reflect Minnesota’s surrender charge schedule.

RESPONSE:  Registrant has updated the Minnesota CDSC.

23.                               Miscellaneous — Speculative Investing (pp. 60-61)

COMMENT:  The prospectus states that the contract owner represents and warrants that the rider is not being used for speculation, arbitrage, viatication or any other type of collective investment scheme. Please explain supplementally the consequences to a contract owner if he is engaged or becomes engaged in such a scheme.

RESPONSE:  We included this verbiage to avoid stranger-owned annuity transactions and to position us to eventually comply with potential filing exemptions.  We have not reserved any contestability provisions within our contracts in order to enforce this undertaking.

24.                               Appendix A

a.               COMMENT:  General: For the examples relating to CDSC and Premium Based Charges, please state in the headings that these examples apply only to Class B and Class L shares (for CDSC) and only to Class B shares (for Premium Based Charges).

RESPONSE:  Agreed.

b.              Future6 DB Examples (Appendix A-23):

i.                  COMMENT:  In the introduction to Example 1, please define the term “LBP” as “Lifetime Benefit Payment” for clarity.

RESPONSE:  All references to LBP are updated to reflect “Lifetime Benefit Payment.”

ii.               COMMENT:  The three prongs that make up the Future6 DB rider are inconsistent with the language used in the rider’s prospectus disclosure. Specifically, the third prong of the example reads “Contract Value less Premium Based Charge”, whereas the prospectus disclosure refers to the third prong as the Standard Death Benefit Please advise or revise.

RESPONSE: Agreed.

iii.            COMMENT:  The Return of Premium V column in the examples appears to reflect only the Premium Payment prong of the Return of Premium V rider and not the Contract Value prong. Please revise the examples accordingly

RESPONSE: Agreed.

iv.           COMMENT:  For clarity, please consider adding a column “Contract Value” to the “After Transaction” portion of the tables in the examples.

RESPONSE:  Agreed.

c.               COMMENT:  Safety Plus Example 2 (Appendix A-25): In footnote 6 to this Example, please include a cross-reference to the discussion of the Income Enhancer in the “Safety Plus” section of the prospectus. In addition, please review the defined terms used in this Example for conformity. (For example, “Purchase Rate” should be changed to “Payout Purchase Rate,” etc.)

RESPONSE: Agreed.

d.              COMMENT:  Future5 and Future6 Examples (Appendix A-26): Please replace the term “Withdrawal Percent” with “Withdrawal Percentage.”

RESPONSE:  Agreed.

25.                               Appendix D

a.               COMMENT:  Please confirm supplementally whether or not the “Appendix D” included in this filing is the correct Appendix. If not, please confirm supplementally that the correct Appendix will be filed by pre-effective amendment,

RESPONSE:  Registrant has updated Appendix D to include the Optional Rider Investment Restrictions, which will be filed by pre-effective amendment.  Registrant apologizes for the confusion.

b.              COMMENT:  Appendix D-3: Please remove the reference to “MAV III” in the Appendix as this registration statement offers “MAV V”, which does not currently impose any investment restrictions.

RESPONSE:  Agreed.

26.                               Part C — Item 24

COMMENT:  Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than “form of” participation, dealer, and reinsurance agreements.

RESPONSE:  Registrant respectfully submits that it has filed exhibits to its Form N-4 registration statement, including “forms of” participation, dealer, and reinsurance agreements, in a manner consistent with its longstanding interpretation, and the Commission staff’s longstanding administration, of Rule 483 and Form N-4.  Registrant, of course, will review its exhibit filings during the upcoming May post-effective amendment season to determine whether new or revised exhibits, including any definitive agreements, are required to be filed.

By way of background, Registrant respectfully notes that Form N-4, Item 24(b)(3) only calls for specimens or copies of agreements between principal underwriters and dealers, and not with brokers.  In addition, unlike Form N-6, Form N-4 does not expressly call for the filing of participation agreements, and expressly excludes from the general requirement to file material contracts those made in the ordinary course of business.

27.                               Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you.

Sincerely,

/s/ Sarah M. Patterson